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April 10, 2015

VIA EDGAR

David L. Orlic,

    Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Tempur Sealy International, Inc.
Definitive Additional Materials on Schedule 14A
Filed April 6, 2015
File No. 001-31922

Dear Mr. Orlic:

On behalf of Tempur Sealy International, Inc. (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 7, 2015, in connection with the above-captioned Definitive Additional Materials on Schedule 14A (the “Definitive Additional Materials”).

Your numbered comments with respect to the Definitive Additional Materials, as set forth in your letter dated April 7, 2015, have been reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comments to which they relate.

United States Securities and Exchange Commission

April 10, 2015

Definitive Additional Materials

1.	Please characterize the following as your belief in future filings, and provide support for the statements in your response:

•	H Partners’ efforts are “self-serving”

•	H Partners seeks to replace the CEO with a “hand-picked, unidentified CEO nominee” and/or seeks to “unilaterally select a CEO candidate”

Company Response: As the Company described in the Definitive Additional Materials, representatives of H Partners Management, LLC and certain related parties (collectively, “H Partners”) have made demands to the Company’s Chairman, P. Andrews McLane, that Usman Nabi of H Partners be given a seat on the Company’s Board of Directors and the Compensation Committee of the Board as well as be appointed as chair of a new search committee for a successor Chief Executive Officer. We also note for the Staff that H Partners, on slide 50 of its investor presentation filed with the Commission on February 7, 2015 (the “H Partners Investor Presentation”), appears also to be making a new demand for an additional H-Partners-nominated director. By “self-serving,” the Company intended to convey that H Partners was taking steps beyond merely advocating change and instead seeking positions for H Partners’ own representatives that offer significant influence over the strategic direction and future management of the Company while raising the profile of H Partners and Mr. Nabi personally. In future filings, the Company will modify its disclosures to characterize similar statements as statements of its belief. We note for the Staff that H Partners, in slides 61 and 62 and elsewhere in the H Partners Investor Presentation, continues to make statements that Mr. McLane and another of the Company’s directors are pursuing “personal agendas.” We respectfully request that the Staff, in connection with its review of H Partners’ filings, make similar comments to H Partners with respect to H Partners’ discussion of motives and concerns of Company directors.

In addition, the Company’s statements regarding H Partners seeking a “hand-picked, unidentified CEO nominee” and “unilaterally select[ing] a CEO candidate” are derived from H Partners’ own statements in its public filings. We note for the Staff that H Partners stated in its letter filed with the Commission on February 17, 2015 that H Partners is in “advanced discussions” with potential replacement Chief Executive Officer candidates and that “[f]ollowing our determination of the best candidate to be installed as the next CEO of Tempur Sealy, we look forward to announcing the identity of such individual .…” On page 42 of the H Partners Investor Presentation, H Partners again notes that it is “currently in communication

United States Securities and Exchange Commission

April 10, 2015

with proven CEO candidates . . . .” The Company is not aware that, to date, H Partners has disclosed the name of any prospective Chief Executive Officer candidate. In addition, as noted in the paragraph above, H Partners has demanded that Usman Nabi of H Partners be immediately elected to the Company’s Board of Directors and head the Board committee that would search for the new Chief Executive Officer. In future filings, the Company will modify its disclosures to characterize similar statements as statements of its belief where appropriate.

2.	Please characterize the following as your belief in future filings:

•	H Partners’ “misleading and false assertions”

Company Response: We acknowledge the Staff’s comment and, in future filings, the Company will modify its disclosures, where appropriate, to characterize similar statements as statements of its belief.

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Ms. Lou H. Jones, Executive Vice President, General Counsel and Secretary of the Company, with respect to certain matters.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (617) 573-4815.

Very truly yours,

/s/ Margaret A. Brown

Margaret A. Brown

cc:	Richard J. Grossman, Esq.
Lou H. Jones, Esq.